UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2008

Commission File Number: 000-29922

TOMBSTONE EXPLORATION CORPORATION

(Translation of registrant's name into English)

Mining Office
1515 Red Top Rd.

P.O. Box 1280
Tombstone, AZ. 85638

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

☒ Form 20-F   ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

TOMBSTONE EXPLORATION CORPORATION

NONRELIANCE ON PREVIOUSLY ISSUED FINANCIAL STATEMENTS OR A RELATED AUDIT REPORT OR COMPLETED INTERIM REVIEW

On September 12, 2008, the chief executive officer and chief financial officer of the Company, under authority granted to them by, and with the approval of, the board of directors, concluded that our previously reported consolidated financial statements included in our annual reports for the periods listed below should no longer be relied upon:

•

Our annual report for the year ended December 31, 2006 filed with the Securities & Exchange Commission (“SEC”) on July 17, 2007, as amended August 10, 2007; and

•

Our quarterly report for the period ended December 31, 2007 filed with the SEC on July 15, 2008.

During the third quarter of 2008, we received a comment letter (the “Comment Letter”) from the SEC's Division of Corporation Finance (the “Staff”) relating to a review of our Form 20-F for the Fiscal Year ended December 31, 2007 filed on July 15, 2008. In the course of responding to the Staff’s comments on the aforementioned filing, we reviewed the accounting treatment for various transactions. As a result of this review, on September 12, 2008, after discussion with our Board of Directors, we concluded that we should restate our consolidated financial statements for the periods set forth above. The effects of the restatements are as follows:

December 31, 2006:

The Company will be restating its financial statements as at and for the year ended December 31, 2006 and accumulated from March 1, 2003 (Date of Inception) to December 31, 2006. The financial statements will be restated to reflect the impairment of mineral property acquisition costs of $900,000, the issuance of 8,000,000 share purchase warrants with a fair value of $4,952,286, and the issuance of common shares to settle debt and consulting services that were inadvertently previously omitted.

The effect of the restatement will be to increase decrease total assets and total liabilities and stockholders’ deficit as at December 31, 2006, increase loss from continuing operations, net loss, and comprehensive loss for the year ended December 31, 2006 and to increase the net loss per share – basic and diluted for the year ended December 31, 200.

December 31, 2007:

The Company will be restating its financial statements as at and for the year ended December 31, 2007. The financial statements will be restated to reflect the impairment of mineral property acquisition costs and the issuance of 8,000,000 share purchase warrants that were issued during the year ended December 31, 2006, and the issuance of common shares to settle debt and consulting services that were previously omitted in both fiscal years ended December 31, 2006 and 2007.

The effect of the restatement will be to increase decrease total assets and total liabilities and stockholders’ deficit as at December 31, 2007, increase loss from continuing operations, net loss, and comprehensive loss for the year ended December 31, 2007 and to increase the net loss per share – basic and diluted for the year ended December 31, 2007.

Our chief executive officer and chief financial officer, under authority granted to them by the board of directors, discussed all of the foregoing and reviewed it with Moore & Associates, Chartered, our independent registered public accounting firm for the periods mentioned above.

The Company anticipates filing corrected financial information for the years ended December 31, 2006 and 2007 as soon as possible. However, the time required to complete the restatement cannot be stated with certainty at this time and will depend, in part, upon completion of Moore’s audit of the restatements.

Upon filing the restatements for the periods indicated above, we believe that we will have fully addressed all the comments in the Comment Letter. However, the Staff will review the restatements prior to finalizing the comment letter process. In addition, all of our current and future filings remain subject to scrutiny by the Staff.

Until we have reissued the restated results for the applicable periods discussed above, investors and other users of our filings with the SEC are cautioned not to rely on our financial statements in question, to the extent that they are affected by the accounting issues described above.

Certain statements included in Item 4.02 of this Current Report on Form 6-K, which are not historical facts, are forward-looking statements such as statements about the resolution of SEC comments and the filing of amended periodic reports to reflect the restatement. Such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and speak only as of the date of this Current Report. These forward-looking statements represent our expectations or beliefs and involve certain risks and uncertainties, including those described in our public filings with the SEC; also including, but not limited to, the outcome of the SEC's review process, higher than expected charges after completing the restatement process, and delays in filing amended periodic reports for the affected periods due to our efforts to complete the restatement and respond to SEC comments, any or all of which could cause actual results to differ from those in the forward-looking statements. The forward-looking statements by their nature involve substantial risks and uncertainties, certain of which are beyond our control, and actual results may differ materially depending on a variety of important factors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tombstone Exploration Corporation
(Registrant)

Date: September 19, 2008	By:	/s/ Alan M. Brown
Alan M. Brown
	Title:	President

4